

December 16, 2010

Mr. Philip Lo
Chief Financial Officer
Wuhan General Group (China), Inc.
Canglong Science Park of Wuhan East Lake Hi-Tech Zone
Wuhan, Hubei, People's Republic of China 430200

> **RE:** **Wuhan General Group (China), Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Periods Ended March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **File No. 1-34125**

Dear Mr. Lo:

We have reviewed your response letter dated November 24, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

<u>Financial Statements</u>

<u>Statements of Cash Flows, page F-8</u>
<u>10. Construction in Progress, page F-22</u>

2. We have read your response to prior comment two. Please address the following:

- We continue to have difficulty understanding how you arrived at the non-cash purchase amount of Sukong assets of $20.1 million. In entry 2 in Exhibit A, you have explained the non-cash settlement of $14.6 million. Please help us reconcile the difference between the $14.6 million in entry 2 and the $20.1 million indentified as the purchase price of the Sukong assets;
- In entry 3 in Exhibit A, please tell us how this entry relates to the purchase of the Sukong assets. It appears that this entry does not relate to the purchase of the Sukong assets. Please revise or advise accordingly;
- You disclosed that you still owe $5.4 million in connection with the acquisition and development of the Sukong assets. Please confirm whether these amounts are owed to Hubei Gonchuang as well;
- You disclosed that your independent appraisal firm concluded that once the entire construction of these additional projects is completed, the purchase price should be considered fair. Please tell us how you determined that that purchase price of the Sukong assets was fair given that additional construction needed to be completed in order for the assets to be used in operations. Given the initial purchase of the Sukong assets, please tell us how you determined that no gain or loss resulted from this transaction; and
- It is still not clear how you have determined that your non-cash purchase of Sukong assets in the amount of $20.1 million represents an adjustment to reconcile net income to net cash used in operating activities. Please tell us why this non-cash purchase was included as an adjustment within operating cash flows. Please provide us with a comprehensive response that shows how you determined that your accounting for this non-cash transaction is appropriate.

<u>Form 10-Q for the Fiscal Period Ended September 30, 2010</u>

<u>Statements of Cash Flows, page 7</u>

3. We have read your response to prior comment three. You believe that a restatement of your statements of cash flows is appropriate and that such restatement should be presented as an error correction. Please address the following:
    - Please tell us when you discovered this revision needed to be made;
    - Please tell us the specific periods which were revised or need to be revised. Please specifically state the annual and or interim financial statements that were impacted by this restatement;
    - Your response indicates that the error correction impacted previously reported amounts of cash flows from operating activities and cash flows from investing activities on your cash flow statements. It also appears that the error correction impacted previously reported amounts of inventory and construction in progress on your balance sheets. For each period impacted by the error correction, please provide us with a table which shows the as reported amounts as well as the as restated amounts for each of these financial statement line items as well as any additional financial statement line items impacted. Your response should include this information for the year ended December 31, 2009. The as

reported amounts should reflect the same amounts included in your Form 10-K for the year ended December 31, 2009;

- Please confirm that this error correction did not impact the financial statements for any period in 2010;
- In your previous response, you indicated that the amounts related to the reclassification were previously reflected as a use of cash under investing activities due to the duplicate use of identical general ledger account numbers. It is unclear from your disclosure in your Form 10-Q for the period ended September 30, 2010 whether these revisions impacted your cash flows from investing activities for the period ended September 30, 2009. Please help us understand the impact of your revisions on your financial statements provided in the Form 10-Q for the period ended September 30, 2009. Please provide us with a summary of the impact on your financial statements including amounts as reported and as restated; and
- Given that the amounts resulted in revisions to inventory, please also tell us how you determined that this revision did not impact your cost of sales and correspondingly your results of operations during fiscal years 2008 and 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 38
General

4. We have read your response to prior comment four. You believe that the reclassification of all long-term debt related to the Standard Charter loan to short-term was not a correction of an error as of December 31, 2009 and March 31, 2010 and correspondingly did not require you to treat it as a correction of an error for disclosure purposes. Please help us understand how you made this determination with specific reference to the accounting literature that you are relying upon in making this determination. Please also address the appropriateness of your classification pursuant to FASB ASC 470-10-45-1 at December 31, 2009 and March 31, 2010. Please specifically tell us what consideration was given to Example 1 provided in ASC 470-10-55-2 through 6 as well as the provisions of ASC 470-10-45-13 through 20 which are referred to in ASC 470-10-55-6. Please also tell us the specific loan that was used in July 2010 to repay the debt in full to Standard Chartered and whether this new loan was long-term.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief